U.S. SECURITIES AND EXCHANGE COMMISSION

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form N-SAR

For Period Ended: March 31, 1999

[ ] Transition  Report on Form  10-KSB
[ ] Transition  Report on Form 20-F
[ ] Transition  Report  on  Form  11-K
[ ] Transition  Report  on Form  10-QSB
[ ] Transition Report on Form N-SAR

From the Transition Period Ended: not applicable.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 1 and 2 of Part I.

Part I--Registrant Information

         Full name of Registrant:         Bentley International, Inc.
         Former Name:                     Megacards, Inc.
         Commission File Number:          0-19503
         IRS Employer Identification No.: 43-1325291

         9719 Conway Road
         Address of Principal Executive Office (Street and Number)

         St. Louis, Missouri 63124
         City, State and Zip Code

------------------------------------------------------------------------------
Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-QSB or a portion thereof could not be filed within the prescribed time period.

         The Registrant is in the process of making a change in its line of business from framed art and mirrors to information services. To further this business plan, on May 27, 1998 the Registrant acquired an information services business. On July 30, 1998 the Registrant completed a sale, which represented a sale of substantially all of the assets of the Registrant, of its Windsor Art, Inc. ("Windsor") subsidiary. On November 12, 1998, the Registrant completed its second acquisition of an information services company. The substantial changes in the Registrant's operations have resulted in delays in the preparation of the Management's Discussion and Analysis and financial statements.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

          Lloyd R. Abrams      (314)           569-1659
          (Name)               (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes     [  ] No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that there will be significant decreases of both income and expenses for the first three months of 1999 compared to the first three months of 1998 as a result of the complete change of line of business. The Registrant acquired its second information services company on November 12, 1998. The one and one-half months ownership of such company during 1998 does not provide a sufficient basis for estimating the results for the first quarter of 1999.

                           BENTLEY INTERNATIONAL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 1999         By:      /s/Lloyd R. Abrams
                                    Lloyd R. Abrams, President and
                                    Chief Executive Officer